Exhibit 99.2

Management’s Discussion and Analysis

Year ended December 31, 2025

Amounts in United States dollars

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

I.OVERVIEW

Orla Mining Ltd. (“Orla” or the “Company”) is a mineral exploration, development, and production company listed on the Toronto Stock Exchange (“TSX”) under the symbol “OLA” and on the NYSE American under “ORLA.”

Orla’s strategy is to acquire, explore, develop, and operate mineral properties where the Company’s technical and operational expertise can substantially increase stakeholder value.

The Company owns three material gold projects within the meaning of National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”):

●	Musselwhite Mine, located in Ontario, Canada, an underground operation acquired on February 28, 2025; and
●	Camino Rojo, located in Zacatecas State, Mexico, consisting of the Camino Rojo oxide open-pit mine (the “Camino Rojo Oxide Mine”) and the Camino Rojo underground project (“Camino Rojo Underground”);
●	South Railroad Project, located in Nevada, United States, an oxide open-pit project within the Company’s South Carlin Complex along the Carlin trend.

This Management’s Discussion and Analysis (“MD&A”) discusses the financial condition and results of operations of the Company for the year ended December 31, 2025. It should be read in conjunction with the Company’s audited consolidated financial statements for that period, and the related notes, prepared in accordance with IFRS Accounting Standards as issued by the International Accounting Standards Board.

Additional information about Orla Mining Ltd., including its most recent annual consolidated financial statements, its annual information form for the year ended December 31, 2025 (the “Annual Information Form”), and prior MD&A filings, is available on SEDAR+ (www.sedarplus.ca), on the U.S. SEC EDGAR system (www.sec.gov), and on www.orlamining.com.

This MD&A is current as of March 19, 2026.

J. Andrew Cormier, P.Eng., Chief Operating Officer of the Company, is a “Qualified Person” under NI 43-101 and has reviewed and approved the scientific and technical information contained herein.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

II.SUMMARY

FULL YEAR 2025 SUMMARY

●	Gold production of 300,620 ounces and total gold sold of 297,013 ounces, exceeding the 2025 production guidance range of 265,000 to 285,000 ounce of gold and generating $1,057.9 million in revenue.
●	Consolidated total cash cost of $1,061[1] per ounce of gold sold and within the 2025 full year guidance range of $900 to $1,100 per ounce.
●	Consolidated all-in sustaining cost[1] (“AISC”) of $1,458 per ounce of gold sold and within the 2025 full year guidance range of $1,350 to $1,550 per ounce.
●	Net income of $106.9 million or $0.33 per share
●	Adjusted earnings[1] of $318.9 million or $0.97 per share.
●	Cash flow from operating activities before changes in non-cash working capital of $782.4 million.
●	Exploration and project expenditures[1] totalling $130.7 million, of which $43.3 million was expensed and $87.4 million was capitalized.
●	The Company ended the year with $420.8 million in cash and $385.0 million in face value of debt, resulting in $35.8 million in net cash1 and $480.8 million in liquidity1.
●	Subsequent to year end 2025, Orla received the required approvals and permits from the Mexican Environmental Department (“SEMARNAT”), including the Environmental impact assessment (Manifestación de Impacto Ambiental, “MIA”) and the Change of Land Use (“CUS”) for the remaining expansion of the Camino Rojo oxide heap leach open-pit operations and for the development of an underground exploration decline. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.

Q4 2025 SUMMARY

●	Fourth quarter gold production of 95,405 ounces and total gold sold of 92,889 ounces, generating $378.5 million in revenue.
●	Fourth quarter consolidated all-in sustaining cost (“AISC”) [1] of $1,536 per ounce of gold sold.
●	Net income for the fourth quarter of $79.2 million or $0.23 per share
●	Adjusted earnings[1] for the fourth quarter of $143.1 million or $0.42 per share.
●	Cash flow from operating activities before changes in non-cash working capital of $165.4 million.
●	Exploration and project expenditures[1] totalled $43.9 million during the fourth quarter, of which $12.3 million was expensed and $31.6 million was capitalized.

[1]	Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

KEY DEVELOPMENTS DURING THE YEAR

Transformational Musselwhite acquisition:

On February 28, 2025, Orla completed the acquisition of the Musselwhite Mine from Newmont Corporation (“Newmont”), marking a pivotal step in the Company’s evolution into a geographically diversified, multi-asset intermediate gold producer. The transaction materially increased our annual gold production, strengthened cash flow generation, and added a long-life Canadian underground operation with demonstrable exploration upside. Musselwhite is a cornerstone asset fueling both near-term financial performance and longer-term growth.

Operational resilience at Camino Rojo:

In July 2025, Camino Rojo experienced a material movement along the temporary north wall of the open pit following significant rainfall. Our geotechnical monitoring systems detected the movement early, enabling a controlled response with no injuries, environmental impacts, or equipment damage. Mining in the pit was temporarily paused while we completed independent geotechnical reviews and implemented a stabilization plan. The stabilization plan included a 50 to 80 metre pushback of the north wall, redesigned slopes, and enhanced monitoring. During this period, the operation continued to crush and stack stockpiled and run-of-mine material, preserving production continuity. No ore was lost or sterilized, and the revised mine sequencing was incorporated into revised annual production and cost guidance in August 2025.

Camino Rojo oxide expansion permits secured

Subsequent to the year end, the Mexican Federal Environmental Department (“SEMARNAT”) approved the Company’s Environmental Impact Statement (“Manifestación de Impacto Ambiental” or “MIA”) for the expansion of the Camino Rojo Oxide Mine. This approval, together with the Change of Land Use authorization which was also received, provides the permits required to mine the remainder of the oxide open pit, including the layback area to the north. The MIA also permits construction of an exploration decline to support continued advancement of the Camino Rojo Underground project. This milestone provides operating flexibility at Camino Rojo and supports both oxide mine optimization and underground development. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.

Musselwhite Reserve and Resource Expansion

In October 2025, results of the deep directional drilling program at Musselwhite intersected high-grade gold mineralization 1.6 km along strike from current operations. In December 2025, the continuity of gold mineralization was confirmed 2 km beyond current operations. High-grade intersections were also observed in active mining areas to support resource replacement and expansion efforts. These early results validate our investment thesis for Musselwhite as a rare, high-quality asset with geological continuity.

South Railroad Project progress:

Permitting continued to advance through the federal Environmental Impact Statement process, with the Record of Decision targeted for mid-2026.

In January 2026, we completed an updated Feasibility Study for the South Railroad Project and approved the start of construction spending, marking a significant advancement toward development. The Feasibility Study confirmed robust project economics, a construction-ready design, and a fully funded pathway supported by operating cash flow and cash on hand. This positions South Railroad as our next operating mine and a key driver of future growth.

South Carlin district-scale growth potential:

Throughout 2025, we reported a series of exploration and development updates at the South Carlin Complex in Nevada, demonstrating district-scale potential. Drilling was completed at the Dark Star, Pinion, Jasperoid Wash and Bowl deposits, as well as at the oxide targets Spike, Firebox, Dixie and Pony Creek area. The program returned multiple significant oxide gold intersections outside existing Pinion and Dark Star Feasibility Study pit shells, supporting the opportunity for meaningful resource expansion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

Camino Rojo Underground growth:

In August 2025, we reported high-grade drilling results from Zone 22 at Camino Rojo, highlighting mineralization outside existing underground resource panels. These results strengthened confidence in the scale, continuity, and grade of the sulphide system and supported both resource growth and potential classification upgrades. Zone 22 continues to represent a key driver of long-term value at Camino Rojo. Partial results from the 2025 drill program were incorporated into the updated Mineral Resource Estimate included in the recently released Preliminary Economic Assessment.

Balance sheet strength and shareholder returns:

During 2025, the Company repaid $65 million of debt, ending the year in a net cash position providing strengthened financial flexibility. Reflecting this financial position and confidence in the Company’s cash flows, we announced the Company’s inaugural quarterly dividend in December 2025, which was paid in February 2026. We expect to declare the next quarterly dividend in May 2026. This disciplined allocation of capital reflects a balanced approach to growth, balance sheet strength, and shareholder returns.

Consolidated Operating and Financial Results		Q4 2025	Q4 2024	YTD 2025	YTD 2024
Gold production	ounces	95,405	26,531	300,620	136,748
Gold sold	ounces	92,889	33,288	297,013	138,474
Average realized gold price[1]	per ounce	$4,025	$2,669	$3,485	$2,390
Cost of sales – operating cost	million	$94.0	$19.9	$319.2	$77.1
Cash cost per ounce [1,2]	per ounce	$1,093	$550	$1,061	$524
All-in sustaining cost per ounce [1,2]	per ounce	$1,536	$826	$1,458	$805

Revenue	million	$378.5	$92.8	$1,057.9	$343.9
Net income	million	$79.2	$26.1	$106.9	$89.0
Earnings per share – basic	$/share	$0.23	$0.08	$0.33	$0.28

Adjusted earnings [1]	million	$143.1	$22.0	$318.9	$81.1
Adjusted earnings per share - basic [1]	$/share	$0.42	$0.07	$0.97	$0.25

Cash flow from operating activities before changes in non-cash working capital	million	$165.4	$46.0	$782.4	$172.8

Free cash flow [1]	million	$133.4	$39.6	$680.8	$145.2

Cash flow from operating activities before changes in non-cash working capital for the year ended December 31, 2025, includes the proceeds received from the gold prepay facility of $360.8 million.

		December 31	December 31,
Financial position		2025	2024
Cash and cash equivalents	million	$420.8	$160.8
Net cash [1]	million	$35.8	$160.8
Liquidity[1]	million	$480.8	$310.8

[1]	Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.
[2]

Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

Operating and Financial Results		Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Gold production	ounces
Camino Rojo		19,587	26,531	96,764	136,748
Musselwhite		75,818	NA	203,856	NA
Total		95,405	26,531	300,620	136,748

Gold sold	ounces
Camino Rojo		18,979	33,288	98,043	138,474
Musselwhite		73,910	NA	198,970	NA
Total		92,889	33,288	297,013	138,474

Cost of sales – operating cost	$million
Camino Rojo		$23.4	$19.9	$87.6	$77.1
Musselwhite		70.6	NA	231.6	NA
Total		$94.0	$19.9	$319.2	$77.1

Cash cost per ounce[1]	per ounce sold
Camino Rojo		$1,150	$550	$778	$524
Musselwhite [2]		$1,078	NA	$1,213	NA
Consolidated [2]		$1,093	$550	$1,061	$524

All in sustaining cost per ounce sold[1]	per ounce sold
Camino Rojo		$1,248	$651	$865	$659
Musselwhite[2]		$1,526	NA	$1,618	NA
Consolidated[3]		$1,536	$829	$1,458	$805

Capital expenditures	$million
Camino Rojo (including deferred stripping)		$3.7	$5.1	$16.6	$29.2
Musselwhite		$39.2	NA	$95.4	NA
Other		$1.7	$0.1	$10.4	$0.3

[1]	Non-GAAP measure. Refer to “Non-GAAP Measures” of this MD&A for a reconciliation of this measure to our financial statements.
[2]

Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion. “NA” means not applicable.

[3]	Includes corporate administrative costs not allocated to any specific mining operation.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

III.GUIDANCE

A.	2025 GUIDANCE COMPARISON

On January 16, 2025, the Company announced its full year 2025 annual guidance, which included the outlook for production, operating costs, capital costs, and exploration spending at Camino Rojo and South Railroad, but which excluded Musselwhite. On May 12, 2025, the Company announced updated full year 2025 annual guidance to include Musselwhite.

On August 5, 2025, the Company announced revised full year gold production, cash cost, and AISC guidance as a result of the pit wall event at Camino Rojo in July 2025.

A comparison of this revised guidance versus actual is provided below. As the acquisition of Musselwhite closed on February 28, 2025, figures in the table below include ten (10) months of production and expenditures for Musselwhite. However, cash cost and AISC include nine (9) months of production and costs beginning on April 1, 2025.

		2025 Revised	2025
		Guidance	Actual
Gold Production	oz	265,000 – 285,000	300,620
Total Cash Cost [1] (net of by-product)	$/oz Au sold	$ 900 - $ 1,100	$1,061
AISC [1,2,3]	$/oz Au sold	$ 1,350 - $ 1,550	$1,458
Capital Expenditures [2]	$ million	130.0	122.3
Sustaining Capital Expenditures	$ million	95.0	79.0
Musselwhite		90.0	72.0
Camino Rojo		5.0	7.0
Non-Sustaining Capital Expenditures	$ million	35.0	43.3
Musselwhite		18.0	23.4
Camino Rojo		7.0	9.7
South Carlin – capital projects		10.0	10.2
Exploration & Project Development (expensed) [2]	$ million	43.0	37.6
Musselwhite		7.0	4.7
Camino Rojo		9.0	7.4
South Carlin – exploration expense		15.0	14.7
South Carlin – project development		12.0	10.8
Corporate G&A (including share-based compensation)	$ million	33.0	55.6

1.	Cash cost and AISC include nine (9) months of production and costs from Musselwhite, and full year from Camino Rojo and Corporate G&A (inclusive of share-based compensation). Cash costs and AISC are non-GAAP measures. See section V — NON-GAAP MEASURES of this MD&A for additional information.
2.	Exchange rates used to forecast cost metrics in the guidance include USD/MXN of 18.0 and USD/CAD of 1.33.
3.	Corporate G&A costs include one-time costs associated with the closing of the Musselwhite transaction of approximately $10 million. These costs are excluded from the AISC calculation. Refer to the Non-GAAP section for further detail.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

B.	2026 GUIDANCE

	2026 Full Year	2026 H1	2026 H2
	Guidance	Guidance	Guidance
Gold Production (ounces)	340,000 – 360,000	150,000 – 160,000	190,000 – 200,000
Camino Rojo	110,000 – 120,000	40,000 – 45,000	70,000 – 75,000
Musselwhite	230,000 – 240,000	110,000 – 115,000	120,000 – 125,000
Total Cash Cost [1] ($/oz gold sold)	$ 1,000 – $ 1,200	$1,150 – $1,250	$1,000 – $1,100
Camino Rojo	850 – 950	1,100 – 1,200	700 – 800
Musselwhite	1,200 – 1,300	1,200 – 1,300	1,200 – 1,300
AISC [1,2] ($/oz gold sold)	$ 1,550 – 1,750	$1,800 – $1,900	$1,400 – $1,500
Camino Rojo	1,150 – 1,250	1,650 – 1,750	850 – 950
Musselwhite	1,650 – 1,850	1,750 – 1,850	1,600 – 1,700

	$ million
Capital Expenditures [2]	430.0
Sustaining Capital	155.0
Camino Rojo – capital expenditures	19.0
Camino Rojo –stripping costs capitalized	16.0
Musselwhite	120.0
Non-Sustaining Capital	275.0
Camino Rojo	5.0
Musselwhite	55.0
South Carlin – capital projects	215.0
Exploration & Project Development (expensed) [2]	40.0
Camino Rojo	5.0
Musselwhite	5.0
South Carlin – exploration expense	15.0
South Carlin – project development	15.0
Corporate G&A (including share-based compensation)	35.0

1.	The outlook constitutes forward-looking statements within the meaning of applicable securities legislation, see CAUTIONARY NOTES of this MD&A regarding Forward-Looking Information.
2.	Cash costs and AISC are non-GAAP measure. See section V — NON-GAAP MEASURES of this MD&A for additional information.
3.	Exchange rates used to forecast cost metrics include MXN/USD of 18.5 and CAD/USD of 1.35.

IV.DISCUSSION OF OPERATIONS

A.MUSSELWHITE MINE, CANADA

Musselwhite is a Canadian underground gold mine that has produced over 6 million ounces of gold since commencing operations in 1997. It is a fly-in, fly-out operation located in northwestern Ontario, Canada. Mining is conducted from two principal zones using longitudinal retreat and transverse stoping methods, with ore conveyed to surface via an internal winze and conveyor. Ore is processed through two-stage crushing, grinding, and leach/cyanide-in-pulp (“CIP”) circuits to produce doré, with annual throughput capacity of approximately 1.5 million tonnes. Gold recoveries have historically averaged approximately 96%.

On February 28, 2025, Orla acquired the Musselwhite Mine from Newmont for upfront cash consideration of $810 million and gold price-linked contingent consideration of $40 million. Refer to the Company’s Annual Information Form for historical context and background, and to the audited consolidated financial statements for the year ended December 31, 2025 for details of the acquisition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

MUSSELWHITE OPERATIONAL UPDATE

The Company completed the acquisition of the Musselwhite Mine on February 28, 2025. The following discussion reflects operating performance from March 1, 2025, through December 31, 2025. The figures presented for cash cost and All-in Sustaining cost are for the period April 1, 2025, to December 31, 2025.

			YEAR 2025
Musselwhite Mine Operating Highlights		Q4 2025	(March 1 to December 31)
Total ore mined	tonnes	370,622	1,107,311
Total ore milled	tonnes	361,407	1,089,896
Average ore grade milled	g/t	6.77	6.04
Average mill recovery rate	percent	95.65%	95.77%
Gold ounces produced	ounces	75,818	203,856
Gold ounces sold	ounces	73,910	198,970

Revenue	$ 000’s	$295,107	$704,945
Cost of sales – operating costs	$ 000’s	$70,625	$231,583
DD&A	$ 000’s	$37,292	$113,230
Royalties	$ 000’s	$9,606	$20,240
Sustaining capital expenditures	$ 000’s	$27,246	$71,991
Non-sustaining capital expenditures	$ 000’s	$11,994	$23,413

Cash cost per ounce sold[1]	per ounce	$1,078	$1,213
All-in sustaining cost per ounce sold [1]	per ounce	$1,526	$1,618

[1]

Musselwhite Mine was acquired on February 28, 2025. Cash cost per ounce and AISC per ounce presented above do not include the operations of Musselwhite Mine for the period March 1, 2025, to March 31, 2025. Refer to “Non-GAAP Measures” for further discussion.

Full year gold production at Musselwhite was 236,908 ounces, of which 203,856 ounces was produced after acquisition by Orla.

OPERATING PERFORMANCE OVERVIEW

During 2025, Musselwhite delivered stable production while transitioning ownership and integrating into Orla’s operating standards. Operational performance through the year was primarily influenced by development access and stope sequencing, rather than by mining or processing capacity constraints.

Gold production in the first half of the year was moderated by development timing, which constrained access to certain higher-grade areas and increased reliance on lower grade mining horizons in the upper part of the mine. As development rates improved in the second half of the year, access to higher grade material in PQ Deep and Redwings zones improved, resulting in higher mined ore tonnes and grade, providing stronger gold production, particularly in the fourth quarter.

Mining and Development

Mining and development performance during 2025 reflected the timing of development access, contractor availability, and stope sequencing. From March through December, ore mined generally ranged between 100,000 and 125,000 tonnes per month.

Mining performance was strong in the initial months following acquisition, supported by good access to planned mining areas, new underground mining equipment and solid development execution. Beginning mid-year, development rates were constrained by extended waste disposal phases, and delayed mobilization of additional development contractors. These factors temporarily limited access to planned stopes and resulted in greater reliance on higher-level mining areas.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

Development performance improved toward the end of the third quarter as contractor mobilization advanced, with full deployment substantially achieved by late September. By the fourth quarter, mining and development activity had stabilized, reflecting improved access to higher-grade areas.

For the year, approximately 57% of ore tonnes and 70% of gold ounces were sourced from the PQ Deep zone, with the balance from higher mining horizons. The triple-stack stope in the Redwings area, commissioned in September 2025, began contributing to ore delivery late in the year and is expected to enhance mining flexibility in 2026.

Processing and Metallurgical Performance

Processing performance during 2025 was stable, with throughput aligned with mining rates and no plant capacity constraints. Short-term reductions in throughput during the middle of the year were related to maintenance activities and power variability and did not have a lasting impact on plant availability.

During the first half of the year, processed gold grades ranged between approximately 5.3 and 5.8 g/t, reflecting mine sequencing and a higher proportion of ore sourced from upper mining horizons while access to deeper zones was constrained by access and sequence. Metallurgical recoveries remained consistent with historical performance throughout the year.

As access to higher grade material improved in the second half of the year, the mill processed higher-grade ore from the PQ Deep and Redwings areas. During the fourth quarter of 2025, processed grades increased to approximately 6.8 g/t, reflecting improved access to higher-grade areas.

Gold Production

Gold production at Musselwhite during 2025 reflected the combined effects of access, stope sequencing, and processed grades. For the ten months ended December 31, 2025, the mine produced 203,856 ounces of gold, including 75,818 ounces in the fourth quarter. December production of over 29,400 ounces represented the strongest monthly performance of the year.

Unit operating costs during the year reflected these same operational dynamics. During the middle of the year, unit costs increased as lower production volumes and reduced development activity resulted in a higher proportion of fixed site costs being expensed. As mining rates and grades improved in the fourth quarter, unit costs declined as production volumes increased and development activity normalized.

Safety and Workforce

Safety performance at Musselwhite during 2025 was stable, with no fatalities and a limited number of lost-time injuries, none of which resulted in severe long-term impacts to affected workers. Safety incidents and near misses were addressed through corrective actions and targeted retraining.

The workforce remained stable through the year, with direct employment averaging approximately 700 employees. Approximately 36% of employees were local, including approximately 16% Indigenous representation.

Outlook

With contractor mobilization largely complete, development rates improved, and key infrastructure upgrades advanced as planned, Musselwhite enters 2026 positioned for consistent mining rates and improved grade delivery. Continued development of the 1080 exploration drift and expanded underground drilling capacity are expected to support both near-term production stability and longer-term reserve and resource growth.

In 2026 Management expects reduced operational variability as development provides more operational flexibility through the addition of production horizons.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

EXPLORATION PROGRAM UPDATE

The 2025 exploration program at Musselwhite continued during the fourth quarter with a focus on advancing deep directional drilling along the Mine Trend, ongoing underground drilling for reserve and resource growth and definition, and the completion of the near-mine surface drilling program. Exploration results received during the quarter confirmed the continuity of gold mineralization 2 km beyond current operations, intersected high-grade mineralization in the Redwings, Lynx, West Limb and PQE zones, and returned shallow encouraging mineralization from early-stage near-mine targets.

The deep directional drilling program, which commenced in late May, continued to evaluate the down-plunge extension of the Mine Trend. A total of 12,553 metres were completed during the year. Results received during the fourth quarter confirmed continuity of gold mineralization 2 kilometres from current operations and indicate the potential for stacked mineralized zones, with an upper horizon interpreted as the Lynx zone and a lower horizon interpreted as the PQ zone. This interpretation of stacked mineralized zones at depth remains under evaluation, with further drilling planned through 2026 to test the continuity, geometry and grade distribution of both zones.

Underground exploration drilling continued throughout 2025 and into year-end, focused on reserve replacement, resource expansion, and inventory definition within Lynx, Redwings, West Limb, and PQE zones. Results returned high-grade mineralization, supporting production and growth, and contributed to improved geological confidence in near-term production areas. A total of 32,131 m of underground exploration drilling was completed during the year.

The near-mine surface drilling program was completed in October 2025 and returned shallow gold mineralization across multiple targets, including a narrow high-grade intersection at Karl Zeemal. The combined historical and recent results support the potential for additional mill feed sources, subject to further exploration work and evaluation. Follow up drilling in early 2026 will advance the Camp Bay mineralized zone and a four-kilometre strike trend along the Musselwhite SE extension also known as “Karl Zeemal”.

Results from the 2025 exploration program are summarized in the Company’s press releases dated October 6, 2025, “Orla Mining Discovers Potential Two-Kilometre Extension at Musselwhite”, and December 18, 2025, “Orla Confirms Two-Kilometre Gold Trend Extension at Musselwhite.”

For 2026, Orla plans to continue to advance the second year of its two-year aggressive exploration program, building on programs initiated in 2025. Efforts will continue to target the Mine Trend Extension, underground resource and reserve growth, and selective near-mine satellite opportunities, supporting potential mine life extensions and future operational expansions. The deep directional underground exploration and follow-up near-mine surface programs are already ongoing.

COMMUNITY, FIRST NATIONS AND WORKFORCE

Since the acquisition in late February, the Musselwhite community and First Nations engagement program included activities to support the ownership transition as well as community visits, participation in key community events and advancing social closure planning.

Engagement highlights of 2025 include the Orla community event in April, the Musselwhite Agreement implementation meeting in June and a visit to North Caribou in August. During the year, the site also carried out First Nations-focused mining training programs and hosted a high school tour for students from North Caribou First Nation in November.

Musselwhite’s social investment efforts focused on education and training, health and wellbeing and support for culture and culturally significant events. As a highlight, Orla, Newmont and First Nation Limited Partnership (“FNLP”) announced a $6.6 million fund in December. The fund will flow over a 10-year period to support career development, trades training, mentorship, land-based learning, literacy and STEM initiatives, as well as scholarships and will be administered by Opiikapawiin Services LP, a service organization owned by FNLP.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

B.CAMINO ROJO, MEXICO

Camino Rojo Operating Summary		Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Mining
Ore mined	tonnes	1,769,950	1,822,952	6,305,454	7,613,734
Waste mined	tonnes	2,685,854	2,798,907	10,425,434	8,563,535
Total mined	tonnes	4,455,803	4,621,859	16,730,887	16,177,269
Strip ratio	w:o	1.52	1.54	1.65	1.12
Total ore mined gold grade	g/t	0.48	0.90	0.62	0.86
Processing
Ore stacked	tonnes	1,862,807	1,700,770	8,938,173	7,204,928
Ore stacked gold grade	g/t	0.47	0.94	0.54	0.88
Gold produced	oz	19,587	26,531	96,764	136,748
Daily stacking rate – average	tpd	20,248	18,487	19,075	19,055

Revenue	$000’s	$83,384	$92,763	$352,936	$343,918
Cost of sales – operating costs	$000’s	$23,411	$19,917	$87,588	$77,059
DD&A	$000’s	$7,334	$10,712	$32,463	$40,683
Royalties	$000’s	$2,480	$2,304	$10,490	$8,536
Sustaining capital expenditures	$000’s	$1,460	$2,431	$6,997	$16,401
Non-sustaining capital expenditures	$000’s	$2,237	$2,629	$9,652	$12,776

Cash cost per ounce [1]	per ounce	$1,150	$550	$778	$524
All-in sustaining cost per ounce [1]	per ounce	$1,248	$826	$865	$805

[1]	This is a non-GAAP measure. Refer to Section V, Non GAAP measures.

		Dec 31, 2025	Dec 31, 2024
Total ROM ore stockpile	tonnes	480,397	3,086,973
ROM ore stockpile grade	g/t	0.35	0.33

CAMINO ROJO OPERATIONAL UPDATE

The Camino Rojo Oxide Gold Mine produced 96,764 ounces of gold in 2025, at the low end of the revised annual guidance range of 95,000 to 105,000 ounces of gold.

During 2025, Camino Rojo delivered stable heap leach production averaging 19,127 tonnes per day, despite a year characterized by the transition to a new mining contractor, variability in mine sequencing resulting from delays in receiving environmental permits for pit expansion, and a temporary slope instability event during the third quarter.

Mining operations during the first half of the year were impacted by reduced mining areas due to outstanding environmental permits, the ramp-up of the new mining contractor during January and February, and lower-than-planned equipment availability during this period. As a result, total tonnes mined during the first half of the year were approximately 7% below plan. Notwithstanding these constraints, stacking rates generally remained in line with expectations.

During the second quarter, mining performance improved, with mined tonnes and stacking rates broadly aligned with plan. Variability in processed grades during this period was primarily driven by mine sequencing constraints related to permitting delays. Gold production during the second quarter was below plan, reflecting lower stacked grades rather than limitations in stacking capacity.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

In late July 2025, an uncontrolled movement of material occurred on the temporary north wall of the open pit following significant rainfall. No injuries, equipment damage, or environmental impacts were reported. Mining activities within the pit were temporarily suspended while geotechnical assessments were completed and a stabilization plan was implemented, which included flattening the north wall and redesigning the pit. As a result, the mine sequence was reoptimized and the annual production forecast was updated.

During the temporary suspension in-pit mining activities, operations maintained production continuity through the rehandling, crushing, and stacking of low-grade material sourced from stockpiles and run-of-mine (“ROM”) material. During the third quarter, reprocessed material volumes were significantly above plan, while newly mined ore volumes declined. Stacked tonnes during this period remained at or near nameplate capacity. During the fourth quarter of 2025, mining activities progressively returned to the pit, reducing reliance on stockpile reprocessing and resulting in improved stacked grades and gold recoveries. Out of the 1,862,807 tonnes of ore stacked during the fourth quarter, 118,339 tonnes of low-grade ore at a grade of 0.29 g/t, with the balance of the tonne carrying a grade of 0.48 g/t.

Operating Costs and Variances

Mining costs during the first half of the year were generally in line with or below plan, reflecting lower mining volumes resulting from permit-related mining area constraints, equipment availability, and contractor ramp-up period. During the second quarter of 2025, mining costs exceeded plan due to increased rehandling and processing of low-grade material, partially offset by reduced primary mining activity.

In the months following the slope instability event, mining costs were impacted by additional rehandling activities; however, these costs were partially offset by reduced contractor activity during the temporary suspension of mining. Mining costs in August and September were below plan due to reduced mining activity. During the fourth quarter, mining costs consistently trended below plan, reflecting improved haulage efficiency resulting from flatter and shorter haul routes, lower explosives consumption, and reduced diesel usage driven by changes in mine sequencing.

Processing costs during the first half of the year remained consistently below plan, driven by lower maintenance expenditures and favorable reagent consumption rates and pricing. Cyanide and lime consumption remained below expected levels through April, contributing to cost savings. Processing costs increased from May through September due to unplanned processing of low-grade ROM material from stockpiles, which resulted in higher reagent, power, and contractor costs.

Processing costs during the fourth quarter remained above budget, reflecting higher irrigation flow rates and cyanide concentrations associated with stacking ROM material on the fifth lift, which had not been planned. Additional cost drivers included unbudgeted contractor work on the crushing and conveying systems, as well as costs associated with the implementation of a new collective bargaining agreement.

ENVIRONMENTAL AND PERMITTING

Environmental and permitting activities continued throughout the year.

In 2025 the site advanced work for certification under the International Cyanide Management Code (“ICMC”). Orla became an ICMC signatory in Q4 and Camino Rojo aims to achieve certification in 2026.

In 2025, the Company continued to engage with federal agencies, including SEMARNAT (the Mexico Ministry of Environment and Natural Resources), to support the approval process and optimize the timeline for regulatory review. Following meetings with SEMARNAT during the first half of 2025, on July 18, 2025, the Company received a detailed information request and promptly implemented an action plan to address the requested items. An updated submission was filed with SEMARNAT in October 2025.

On March 5, 2026, SEMARNAT approved the Company’s Environmental Impact Statement (“MIA”) for the expansion of the Camino Rojo Oxide Mine. With this approval, together with the Change in Land Use which was also received, the Company now has the permits required to mine the remainder of the oxide open pit, including the layback area located to the north. The MIA also permits the construction of an exploration decline to support continued advancement of the Camino Rojo Underground project. The approval of the MIA is conditional upon Orla meeting certain customary conditions and standard requirements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

COMMUNITIES, WORKFORCE, AND LABOUR RELATIONS

In 2025, Camino Rojo undertook extensive community engagement through regular interactions with ejido leaders, local institutions, and cultural events. The site renewed key exploration and social responsibility agreements and advanced several social investment initiatives, including scholarships, community infrastructure, and productive development projects. Progress also continued on the poultry and egg farm, training programs were delivered through the San Tiburcio community office, and the Pro‑ABC environmental and sustainability project advanced with biodiversity studies and new livelihood initiatives. Workforce development remained a priority, with 213 employees completing Leadership Foundations training.

Collective bargaining agreement negotiations with the union concluded with a new agreement approved in November, reinforcing a constructive labour relationship with our workforce and operational continuity.

EXPLORATION

CAMINO ROJO UNDERGROUND AND CAMINO ROJO EXTENSION (ZONE 22)

On June 5, 2025, Orla released the first underground mineral resource estimate for Camino Rojo. The underground resource, including the Camino Rojo Underground and Zone 22, extends from the base of the oxide pit to approximately 1,200 metres below surface (or up to 1,300 metres down plunge from the pit base), covering up to one kilometre along strike and 200 to 400 metres in width. Refer to the Company’s press release dated June 5, 2025 news release, “Orla Mining Delivers Initial Underground Mineral Resource for Camino Rojo in Mexico, Paving the Way for Future Development Planning”)

In late July, Orla completed a 15,000 m infill drilling program focused on the upper part of Zone 22 to upgrade and grow the initial resource. Based on positive results, an additional 5,000 metres were added to the program. Refer to the Company’s press release dated August 7, 2025, “Orla Mining Reports New Drill Results from Zone 22 at Camino Rojo”. The program was completed in early December, with a total of 21,891 metres drilled during the year. Partial results from the infill program were used to support the updated underground resource estimate for the Camino Project, included in the Preliminary Economic Assessment (“PEA”) for the underground project announced by the Company on February 19, 2026 (see the Company’s press release “Orla Mining Announces Positive Preliminary Economic Assessment for the Camino Rojo Underground Project”). An updated technical report prepared in accordance with NI 43-101 was filed on March 19, 2026, and is available on the Company’s website and on SEDAR+ and EDGAR.

A 2026 drill program to support the generation of metallurgical, geotechnical and hydrological material for a Pre-Feasibility Study for the underground project began in mid-January 2026, with 4,300 m planned.

REGIONAL

The regional program was completed in the fourth quarter, with a year-end total of 4,735 metres drilled across four targets: Hacheros, Lago Azul, Majoma and Miserias. The 2026 regional drill program is planned to begin in H2, with 4,400 metres planned.

REGULATORY MATTERS

As previously disclosed, the Company is continuing to review potential criminal activity involving the Camino Rojo mine in Mexico. With the assistance of external counsel, the Company has significantly progressed an internal investigation. The Company has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States and is cooperating with authorities. Other governmental agencies could also become involved in the future.

It is premature for the Company to anticipate the timing, conclusions, outcome or impact of these matters. Legal claims, civil and criminal penalties, or reputational damage resulting from these matters could have a material adverse effect on the Company’s business, financial condition and results of operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

The Company is committed to operating in accordance with the highest ethical standards and conducting business in an honest and transparent manner that complies with applicable laws, its Code of Business Conduct and Ethics and other applicable policies.

C.SOUTH RAILROAD PROJECT (SOUTH CARLIN COMPLEX), NEVADA, USA

The South Railroad Project is located along the Pinon Mountain range, approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. South Railroad is part of Orla’s South Carlin Complex, a highly prospective land package totaling approximately 25,000 hectares. The project is a feasibility-stage, open-pit heap-leach gold development asset.

During 2025, Orla advanced the South Railroad Project across all key workstreams, including federal and state permitting, engineering and feasibility activities, exploration, and community engagement. The year marked a transition from pre-permitting preparation to formal environmental review under the National Environmental Policy Act (“NEPA”), while engineering work progressed toward construction-decision readiness.

PERMITTING

The South Railroad Project is situated on federal land and is being permitted under the oversight of the US Bureau of Land Management (“BLM”) in accordance with NEPA. A significant milestone was achieved on August 13, 2025, when the BLM published the Notice of Intent (“NOI”) in the Federal Register, formally initiating the Environmental Impact Statement (“EIS”) process.

Public scoping meetings were held in early September 2025, and no substantive comments were received that required additional baseline studies or alternative development scenarios. The administrative draft EIS advanced through agency review during the fourth quarter, with comments due in December 2025. Orla is targeting a Record of Decision (“ROD”) in Q3 2026, following completion of the EIS process.

The BLM is conducting consultation with the U.S. Fish and Wildlife Service (“USFWS”) pursuant to Section 7 of the Endangered Species Act. A Biological Assessment has been prepared and shared with the USFWS to support this process. The timing of USFWS consultation represents the primary permitting schedule risk and is being actively managed.

During 2025, South Railroad transitioned from participation in the FAST-41 transparency process to full designation as a FAST-41 Covered Project. FAST-41 coverage provides enhanced coordination, transparency, and schedule certainty for major federal infrastructure projects, with permitting milestones tracked through the Federal Permitting Improvement Steering Council dashboard.

The U.S. Army Corps of Engineers (“ACOE”) Section 404 permit application, covering wetland and surface disturbance impacts, was submitted in August and deemed administratively complete. The associated public comment period closed in September without significant issues. Review of the compensatory mitigation plan is ongoing, with final permit issuance expected to align with the BLM’s Record of Decision.

At the State level, the project has received Class I and II Air Operating Permits. Water-related permits, including the Water Pollution Control Permit and the National Pollutant Discharge Elimination System (“NPDES”) discharge permit, are under review by the Nevada Division of Water Resources and associated agencies.

PROJECT CONSTRUCTION

DETAILED DESIGN WORK

Orla awarded the Engineering, Procurement, and Construction Management (“EPCM”) contract to M3 Engineering & Technology in the fourth quarter of 2024. Basic and detailed engineering progressed throughout 2025 in alignment with the anticipated permitting timeline.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

By the end of 2025, engineering was approximately 52 % complete. During the year, the project team advanced mine plan updates, equipment trade-off analyses, cost and schedule reconciliations, and site geotechnical investigations. The Water Treatment Plant design advanced to Issued-for-Construction status in support of NPDES permitting, while heap-leach stacking plans, metallurgical recovery models, stormwater management, dewatering systems, and access road designs were refined.

Long-lead equipment procurement activities progressed during the year. Limited Notices to Proceed were issued for key equipment packages, including the ADR plant and crushing systems, and engagement with major vendors continued. Early civil bid walks were completed, and execution planning sessions were held to validate construction sequencing, mobilization logic, and early works strategies.

The optimized Feasibility Study was completed, approved by the Board of Directors, and publicly disclosed by the Company in January 2026. The Board also approved the commencement of construction spending for detailed engineering, procurement, and execution activities, with full construction subject to receipt of all required permits. These activities position the South Railroad Project to transition into execution upon receipt of the Record of Decision.

OUTLOOK

Following the publication of the NOI and advancement of the EIS process, South Railroad entered a new phase of project maturity in 2025. Orla expects to continue progressing permitting, engineering, and procurement activities through 2026, with a targeted Record of Decision in Q3-2026 and a potential construction start promptly thereafter. First gold production is currently targeted for 2028, subject to permitting and construction timelines.

EXPLORATION

Orla’s South Carlin Complex is one of the largest contiguous land positions along the prolific Carlin Trend, presenting strong potential for additional growth and gold discoveries beyond currently defined reserves and resources. In November 2025, Orla completed its 2025 exploration program, comprising 18,184 metres of drilling. The program focused on strengthening geological understanding, refining models, expanding and upgrading resources at Dark Star and Pinion, and advancing satellite deposits. Drilling also identified new zones of oxide gold mineralization, including Spike and the emerging Firebox target (see the Company’s December 2, 2025 news release “Orla Mining Discovers High-Grade Oxide Gold Beyond Pit Shells at South Carlin Complex, Reinforcing Growth Trajectory Ahead of 2026 Construction”), and the February 25, 2025 news release “Orla Mining Intersects High Grade Oxide Gold at South Carlin Complex and Advances Permitting for South Railroad Project in Nevada”).

The 2026 exploration program is planned to commence in Q2, 2026 and will focus on potential pit extensions at Pinion, Dark Star and Jasperoid Wash to support resource and reserve growth and assess opportunities to extend mine life, as well as advancing oxide targets and mineralized zones proximal to the South Railroad development area.

SUSTAINABILITY AND COMMUNITY ENGAGEMENT

Community engagement and sustainability remained integral to South Railroad’s advancement during 2025. Orla maintained active engagement with local stakeholders, including business, educational, agricultural and water organizations.

In 2025, the focus for South Railroad community engagement program was to ensure key stakeholders had access to transparent and complete information about the project in advance of the public scoping period in late Q3. Public comment events were hosted by the BLM during September. As expected, the great majority of commentary and submissions demonstrated strong support of the project from a broad range of stakeholder groups.

During the fourth quarter, Orla engaged with the Nevada Future Farmers of America Association regarding the integration of mining-related educational pathways into high school programs. Company personnel also participated in local volunteer initiatives in Elko, including schools and community meal delivery programs.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

D.OTHER PROJECTS - CERRO QUEMA PROJECT, PANAMA

The Cerro Quema Project is located on the Azuero Peninsula in the Los Santos Province of Southwestern Panama, about 45 km southwest of the city of Chitre.

In July 2024, the Company filed a Request for Arbitration with the Government of Panama under the Free Trade Agreement between Canada and Panama (the “FTA”). The Request for Arbitration asserted that measures taken by Panama, including the passage of Law 407 and the retroactive cancellation of the Company’s concessions, constituted violations of Panama’s legal obligations under the FTA and customary international law.

The arbitration is being facilitated and administered by the International Centre for Settlement of Investment Disputes (“ICSID”) in Washington, DC, under its Arbitration Rules. A tribunal for the arbitration (the “Tribunal”) has been constituted, and the Company filed its written submissions (referred to as its Memorial on Liability and Quantum) at the end of March 2025. This filing included a claim for damages of approximately US$400 million, plus pre-award and post-award interest. On March 11, 2026, Panama filed its Counter-Memorial on Liability and Quantum.

See the Annual Information Form for additional detail on the background and procedural status of the arbitration.

Although the Company intends to vigorously pursue these legal remedies, the Company’s preference is a constructive resolution with the Government of Panama that results in a positive outcome for all stakeholders.

V.NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information, and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Revenue	$378,491	$92,763	$1,057,881	$343,918
Silver sales	(4,595)	(3,907)	(22,857)	(12,989)
Gold sales	373,896	88,856	1,035,024	330,929
Ounces of gold sold	92,889	33,288	297,013	138,474
AVERAGE REALIZED GOLD PRICE	$4,025	$2,669	$3,485	$2,390

During Q4 2025, Orla delivered 12,074 gold ounces (YTD 2025 – 40,246 gold ounces) under the gold pre-payment arrangements. These ounces we recognized at an average gold price of $2,940 per ounce (YTD 2025 - $2,907 per ounce) and are reflected in the totals above.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

NET CASH

Net cash is calculated as cash and cash equivalents and short-term investments less total debt adjusted for unamortized deferred financing charges at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net cash is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

	December 31, 2025	December 31, 2024
Cash	$420,776	$160,849
less: face value of revolving facility	(90,000)	—
less: face value of term facility	(95,000)	—
less: face value of convertible notes	(200,000)	—
NET CASH	$35,776	$160,849

LIQUIDITY

Liquidity is defined as cash and cash equivalents plus undrawn amounts available under the Company’s credit facilities, and is a measure of the Company’s financial flexibility and ability to meet its obligations as they come due. This measure provides a more comprehensive view of funds readily available to support operations, capital expenditures, and other commitments than cash alone. We believe Liquidity is useful to investors as it reflects the Company’s total available sources of funding without the need to raise additional external capital.

	December 31,2025	December 31, 2024
Cash	$420,776	$160,849
Undrawn amounts on credit facilities	60,000	150,000
LIQUIDITY	$480,776	$310,849

ADJUSTED EARNINGS AND ADJUSTED EARNINGS PER SHARE

Adjusted earnings excludes unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Net income for the period	$79,242	$26,087	$106,895	$88,981
Change in fair values of financial instruments	45,270	(3,138)	145,735	(3,138)
Unrealized foreign exchange	917	(2,196)	5,318	(6,701)
One-time Musselwhite acquisition costs	—	—	11,987	—
Increased costs from inventory fair value adjustment	—	—	10,513	—
Panama arbitration costs	370	—	370	—
Mexico site reviews	8,297	—	8,297	—
Share based compensation related to PSUs	2,296	1,106	4,862	1,439
Accretion of deferred revenue	6,733	123	24,947	489
ADJUSTED EARNINGS	$143,125	$21,982	$318,924	$81,070

Millions of shares outstanding – basic	339.5	321.4	328.9	318.7
Adjusted earnings per share – basic	$0.42	$0.07	$0.97	$0.25

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

Companies may choose to expense or capitalize costs incurred while a project is in the exploration and evaluation phase. Our accounting policy is to expense these exploration costs. To assist readers in comparing against companies which capitalize their exploration costs, we advise that included within Orla’s net income for each period are exploration and project costs which were expensed, as follows:

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Exploration & evaluation expense	$12,272	$9,549	$43,343	$34,595

FREE CASH FLOW

Free Cash Flow is calculated as cash flow from operating activities net of additions to property, plant and equipment, and expenditures on mine development. The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS Accounting Standards.

Included within the figures for the year ended December 31, 2025, is $360.8 million received under the gold prepay arrangement.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Cash flow from operating activities	$178,034	$44,801	$803,269	$174,619
Purchases of plant and equipment	(12,991)	(2,564)	(35,072)	(16,110)
Expenditures on mineral properties	(30,712)	(2,629)	(82,409)	(13,318)
Stripping costs deferred	(942)	—	(5,025)	—
FREE CASH FLOW	$133,389	$39,608	$680,763	$145,191

EXPLORATION AND PROJECT DEVELOPMENT COSTS

Exploration and project development costs are calculated as the sum of costs related to exploration and to project development. Some of these costs have been expensed, while some of these have been capitalized, in accordance with our accounting policies. We believe this measure combining the two provides a more fulsome understanding to readers of the level of expenditures incurred on these activities during the period.

	Q4 2025	Q4 2024	YEAR 2025	YEAR 2024
Exploration and evaluation expense	$12,272	$9,549	$43,343	$34,595
Expenditures on mineral properties and deferred stripping costs capitalized	31,654	2,629	87,434	13,318
EXPLORATION AND PROJECT DEVELOPMENT	$43,926	$12,178	$130,777	$47,913

CASH COST PER OUNCE, AND ALL-IN SUSTAINING COST (“AISC”) PER OUNCE

Cash cost per ounce is calculated by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. All-in Sustaining Cost is a performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company’s definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Management believes that these two measures are useful to market participants in assessing operating performance and the Company’s ability to generate free cash flow from current operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

The Musselwhite Mine was acquired on February 28, 2025, and accounting rules require metal inventory on hand at acquisition date (February 28, 2025) to be valued on the books at fair value rather than historical cost which is ordinarily the case. Accordingly, Orla management concluded it would not be meaningful to readers to present cash costs and AISC for Musselwhite Mine for the one-month period ended March 31, 2025. The tables below exclude the costs of, and gold sales of, Musselwhite Mine for the period March 1 to March 31, 2025. Consequently, the year-to-date numbers presented in the table below have been adjusted to reflect Musselwhite’s contribution as of April 1, 2025.

	Three months ended December 31, 2025				Year ended December 31, 2025
	Camino Rojo	Mussel-white	Corporate	Total	Camino Rojo	Mussel-white	Corporate	Total
	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000	$ 000
Cost of sales - operating costs	$23,411	$70,625	$—	$94,036	$87,588	$204,294	$—	$291,882
Inventory valuation adjustment at acquisition	—	—	—	—	—	(744)	—	(744)
Cost of sales - royalties	2,480	9,606	—	12,086	10,490	19,660	—	30,150
Silver sales	(4,059)	(536)	—	(4,595)	(21,823)	(1,034)	—	(22,857)
CASH COSTS	$21,832	$79,695	$—	$101,527	$76,255	$222,176	$—	$298,431
Office and administration	—	—	5,506	5,506	—	—	25,805	25,805
Share based payments	34	354	712	1,100	132	1,068	3,045	4,245
Accretion of ARO	144	802	—	946	535	2,168	—	2,703
Amortization of site closure asset	46	3,951	—	3,997	245	5,423	—	5,668
Purchase of equipment	518	10,442	—	10,960	1,972	18,435	—	20,407
Stripping costs deferred	942	—	—	942	5,025	—	—	5,025
Capitalized development	—	16,804	—	16,804	—	45,527	—	45,527
Lease payments	167	707	—	874	647	1,519	—	2,166
ALL-IN SUSTAINING COST	$23,683	$112,755	$6,218	$142,656	$84,811	$296,316	$28,850	$409,977

Ounces of gold sold	18,979	73,910	n/a	92,889	98,043	183,125	n/a	281,168

Cash cost ($ per ounce)	$1,150	$1,078	n/a	$1,093	$778	$1,213	n/a	$1,061
AISC ($ per ounce)	$1,248	$1,526	n/a	$1,536	$865	$1,618	n/a	$1,458

(note, the tables above exclude costs and gold sales for Musselwhite Mine for the period March 1 to March 31, 2025)

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

VI.SUMMARY OF QUARTERLY RESULTS

Production and sales of gold during each of the last eight quarters was as follows:

	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Ounces gold produced	95,405	79,645	77,811	47,759	26,531	43,788	33,206	33,223
Ounces gold sold	92,889	78,857	78,909	46,356	33,288	38,265	34,875	32,046

The figures in the following table are based on the unaudited consolidated financial statements of the Company which were prepared in accordance with IFRS.

$ thousands	Q4 2025	Q3 2025	Q2 2025	Q1 2025	Q4 2024	Q3 2024	Q2 2024	Q1 2024
Revenue	$378,491	$274,973	$263,747	$140,670	$92,763	$99,307	$84,570	$67,278
Cost of sales, including DD&A	(150,748)	(143,692)	(132,738)	(68,416)	(32,933)	(34,572)	(30,197)	(28,576)
Earnings from mining operations	227,743	131,281	131,009	72,254	59,830	64,735	54,373	38,702

Exploration & project expense	(12,272)	(12,780)	(9,412)	(8,879)	(9,549)	(13,653)	(6,649)	(4,744)
Office and administrative	(1,529)	(1,252)	(1,179)	(1,231)	(1,107)	(1,033)	(875)	(831)
Professional fees	(9,331)	(5,171)	(3,913)	(11,355)	(1,593)	(1,159)	(1,028)	(787)
Regulatory and transfer agent	(17)	(155)	(72)	(475)	(156)	(43)	(49)	(277)
Salaries and wages	(2,926)	(2,005)	(2,737)	(2,741)	(2,278)	(1,783)	(1,926)	(1,974)
Depreciation	(176)	(136)	(110)	(120)	(33)	(121)	(126)	(127)
Share based payments	(3,495)	(1,082)	(1,581)	(3,318)	(1,849)	(712)	(835)	(1,419)
Fair value adjustments on financial instruments	(45,270)	(16,740)	(3,000)	(80,725)	3,138	—	—	—
Foreign exchange and other	(1,729)	(441)	(4,281)	(2,443)	2,946	2,276	2,080	944
Interest and finance income (costs)	(12,826)	(14,192)	(15,169)	(4,974)	806	170	3,648	(670)
Tax expense	(58,930)	(28,054)	(41,343)	(25,825)	(24,068)	(27,533)	(24,348)	(11,332)
Net income (loss)	$79,242	$49,273	$48,212	$(69,832)	$26,087	$21,144	$24,265	$17,485

Net income (loss) per share (basic)	$0.23	$0.15	$0.15	$(0.22)	$0.08	$0.07	$0.08	$0.06
Net income (loss) per share (diluted)	$0.21	$0.14	$0.13	$(0.22)	$0.08	$0.06	$0.07	$0.05

REVENUE AND COST OF SALES

Commencing Q1 2025, gold sales increased to about 47,000 ounces following the acquisition of Musselwhite Mine, which added a month of its production. Since Q2 2025, gold sales increased to about 93,000 ounces per quarter after full quarterly production at Musselwhite Mine. Over the period Q1 2024 to Q4 2025, the price realized per ounce has increased from about US$2,000 per oz to over US$4,000 per oz, consistent with the increase in the price of gold.

Cost of sales has increased over time as a result of higher ounces sold, higher reagent consumption due to higher lifts on the leach pads, increased labour rates due to routine inflationary adjustments at Camino Rojo, and a general strengthening of the Mexican peso against the US dollar, although we did see the peso weaken from Q2 2024 to Q1 2025.

Increases in the depreciation component of cost of sales are due to ongoing capital expenditures and higher corresponding ounces sold following the acquisition of Musselwhite Mine.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

ADMINISTRATIVE COSTS

Over the last eight quarters, administrative costs and professional fees have increased in conjunction with higher levels of corporate activity, primarily driven by Sarbanes–Oxley compliance requirements, including expanded staffing, implementation of new software systems, and elevated audit‑related costs, as well as the addition of ESG‑focused personnel. Professional fees during 2025 were higher than typical periods due to expenditures associated with the acquisition of the Musselwhite Mine and Mexico internal site reviews.

SHARE BASED PAYMENTS

Share-based payment expenses mainly depend on the number of stock options, RSUs, DSUs, and PSUs vesting each quarter. Grants usually occur in the first quarter, making expenses higher during that period. In 2023 we introduced PSU’s which are marked to market each quarter, and therefore drive volatility in share based payments expense.

INTEREST AND FINANCE COSTS

Interest and financing costs are primarily related to obligations arising from our acquisition of the Musselwhite Mine.

We repaid the entire Revolving Facility in Q4 2024. Consequently, interest and finance costs trended lower over the subsequent quarter. Commencing late Q1 2025, following the acquisition of Musselwhite Mine, interest and finance costs have increased again due to the drawdown of the increased credit facility, entering into the gold prepay arrangement, and the issuance of interest-bearing convertible notes.

TAX EXPENSE

As is the case for mining companies operating in Mexico, the Company is subject to the Special Mining Duty (“SMD”) in addition to corporate income tax. The SMD rate increased from 7.5% to 8.5% in 2025. Beginning in Q1 2025, following the acquisition of the Musselwhite Mine in Canada, the Company’s corporate tax expense and Ontario mining tax expense further increased to reflect profitable operations from Musselwhite.

FAIR VALUE ADJUSTMENTS ON FINANCIAL INSTRUMENTS

As a result of the financings related to the purchase of the Musselwhite Mine, the Company has several new financial instruments. Movements in fair value of these financial instruments are recorded in profit or loss, and are driven by changes in gold price, Orla’s stock price, the implied volatility of Orla’s stock price, and USD/CAD exchange rates. Further details about our financial instruments are provided in the accompanying financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

VII.THREE AND TWELVE MONTHS ENDED DECEMBER 31, 2025

NET INCOME

$ millions	Q4 2025	Q4 2024
Revenue	$378	$93
Cost of sales	(151)	(33)
General and administrative	(14)	(5)
Exploration and evaluation	(12)	(10)
Other income (expense)	(63)	5
Income taxes	(59)	(24)
Net income	$79	$26

The increases in Q4 2025 compared to Q4 2024 in revenue, cost of sales, and income tax expense are due to increased gold prices, and the addition of Musselwhite Mine early in 2025.

$ millions	YEAR 2025	YEAR 2024
Revenue	$1,058	$344
Cost of sales	(496)	(126)
General and administrative	(46)	(17)
Exploration and evaluation	(43)	(35)
Other income (expense)	(212)	10
Income taxes	(154)	(87)
Net income	$107	$89

The increases in 2025 compared to 2024 in revenue, cost of sales, and income tax expense are due to the addition of Musselwhite Mine in early 2025. This necessitated an increase in staffing at corporate office, as well as related professional fees. Other expense (primarily interest expense) increased in 2025 as debt and other financial instruments arose as a result of the financing of the acquisition of Musselwhite.

BALANCE SHEET

Although the Form requires inclusion of the December 31, 2024, balance sheet, we compare results to March 31, 2025, as the acquisition of the Musselwhite Mine in Q1 2025 significantly changed our financial position. We believe providing a comparison to March 31, 2025 (the first reporting period end after the acquisition) provides to readers a more meaningful discussion of changes in our balance sheet.

	Dec 31	Mar 31	Dec 31
$ millions	2025	2025	2024
Cash	$421	$184	$161
Other current assets	150	87	44
Property, plant and equipment	1,321	1,331	202
Exploration and evaluation properties	182	182	182
Other long term assets	4	30	9
Current liabilities, excluding current portion of long term debt and deferred revenue	384	210	52
Long term debt (current and long term)	356	416	—
Deferred revenue (current and long term)	301	385	9
Other long-term liabilities	381	358	30

The increase in cash results from profitable operations from mining activities, offset by capital development costs and equipment purchases, and repayments on our credit facility. The increase in current liabilities is driven by the accrual of income tax liabilities and the fair value adjustment of the warrant liability, and contingent consideration recognized in connection with the Musselwhite Mine acquisition, as well as an increase in routine accrued expenses of Musselwhite Mine. There were no meaningful changes in the other line items.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

CASH FLOW

$ millions	YEAR 2025	YEAR 2024
Operating	$803	$175
Investing	(920)	(22)
Financing	377	(87)

The increase in operating cash flow was driven substantially by proceeds from the gold prepay arrangement executed during Q1 2025.

The decrease in investing cash flow was due primarily to cash paid upon the acquisition of Musselwhite Mine, expenditures on mineral properties, and the purchase of plant and equipment.

The increase in financing cash flow was primarily driven by advances received under the credit facility and the issuance of convertible notes which were all used to fund the acquisition of the Musselwhite Mine in 2025.

VIII.LIQUIDITY

At December 31, 2025, the Company has a revolving facility with a maturity date of August 27, 2027, and a term facility with a maturity date of February 26, 2028.

As of the date of this MD&A, the following amounts were outstanding –

●	$60 million on our revolving credit facility
●	$95 million term loan, and
●	$181.3 million in senior unsecured convertible notes

As of the date of this MD&A, we have obligations to deliver a total of 96,591 ounces of gold over a remaining 24-month period, to a syndicate of lenders.

Our current liabilities of approximately $530 million include $162 million of warrants which if exercised by the warrant holders will be settled in common shares, not cash. However, they are required to be presented as current liabilities under IAS 32 «Financial Instruments: Presentation» because they are financial instruments which may be settled at the holder’s option. Current liabilities also includes approximately $125 million of deferred revenue which will be settled by the delivery of gold produced from the Company’s mines.

EXPECTED SOURCES OF CASH

We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over that time.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

CONTRACTUAL OBLIGATIONS

$ millions	Payments due by period
		12 months or	13 months to	37 months to	After 60
As at December 31, 2025	Total	less	36 months	60 months	months
Purchase commitments	$11	$8	$3	$—	$—
Trade payables and accrued liabilities	102	102	—	—	—
Other accruals	10	10	—	—	—
Lease commitments	12	5	6	1	—
Derivative liabilities	200	182	18	—	—
Convertible notes and related interest	238	9	27	202	—
Deferred revenue	301	125	167	—	9
Credit facility and related interest	206	32	174	—	—
Total contractual obligations	$1,080	$473	$395	$203	$9

note: small differences are due to rounding

IX.RELATED PARTY TRANSACTIONS

The Company’s related parties include:

●	Key management personnel, namely the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, Chief Sustainability Officer, the Senior Vice President Exploration, and members of the Board of Directors of the Company.
●	Fairfax Financial Holdings Limited (together with its subsidiaries) is a shareholder with significant influence over the Company as a result of its existing and exercisable potential voting rights until December 5, 2025. Following the disposition of shares on that date, Fairfax Financial Holdings Limited’s existing and exercisable potential voting rights no longer result in significant influence over the Company.

Salaries and short term incentives paid or accrued to key management personnel in 2025 amounted to $3.7 million (2024 – $3.0 million in 2024). Fees paid to non-executive directors in 2025 totalled $0.6 million (2024 – $0.6 million). In 2025, the Company expensed $2.1 million in share-based payments to key management personnel and directors (2024 – $2.0 million). There was no termination benefits paid or accrued in 2025 (2024 - $0.4 million).

During the year ended December 31, 2025, the Company paid $4.0 million in interest on the convertible notes to Fairfax Financial Holdings Limited and its subsidiaries up to the date it ceased to be a related party (2024 - $nil).

X.CAPITAL RESOURCES

As of the date of this MD&A, the Company had available to it the following capital resources.

CASH

Approximately $421 million as of December 31, 2025

CREDIT FACILITY

$150 million under a revolving credit facility and a $100 million term facility with a syndicate of lenders.

As of the date of this MD&A, the term facility had been fully drawn and $95.0 million remains outstanding, and the revolving facility has $90.0 million in undrawn amount.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

GOLD PREPAY ARRANGEMENT

As of the date of this MD&A, the Gold Prepay had been fully funded by the banks and the Company has delivered 33% of the total ounces deliverable pursuant to this Arrangement.

CONVERTIBLE NOTES

Concurrent with the acquisition of the Musselwhite Mine, the Company issued Convertible Notes in an aggregate principal amount of $200 million. As of the date of this MD&A, a total of $181.3 million of the convertible notes remains outstanding.

WARRANTS

As of the date of this MD&A, the Company had approximately 31.0 million warrants outstanding, substantially as follows:

●	8.0 million exercisable at C$3.00 until December 18, 2026
●	23.0 million exercisable at C$11.50 until February 28, 2030, and

Refer to section VIII - LIQUIDITY above for current outstanding amounts in respect of the revolving facility, the term facility, and the senior unsecured convertible notes. Refer to the notes of the accompanying audited consolidated financial statements for the year ended December 31, 2025 for details on payments and accruals during the period.

EQUITY

The Company filed a base shelf prospectus on September 15, 2025, which is valid for 25 months.

XI.OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

●	345,573,798 common shares
●	30,974,528 warrants
●	2,074,485 stock options
●	500,000 bonus shares
●	955,686 restricted share units
●	825,185 deferred share units

Further there are $181.3 million in senior unsecured convertible notes, which if all were converted could result in the issuance of 32.1 million common shares of the Company.

Further details about these potentially issuable securities are provided in the notes to the accompanying audited consolidated financial statements for the year ended December 31, 2025.

XII.OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

XIII.PROPOSED TRANSACTIONS

There are no proposed transactions requiring disclosure under this section.

XIV.CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Prior to 2025, the Company had not had any derivatives designated as cash flow hedges. During the year, we entered into cash flow hedges and, consequently, adopted a new accounting policy for derivatives designated as cash flow hedges. Under this policy, the Company formally documents the hedging relationship at inception and assesses hedge effectiveness both initially and on an ongoing basis. The effective portion of changes in fair value of qualifying hedges is recorded in other comprehensive income and accumulates in a hedge reserve, while any ineffective portion is recognized in profit or loss. Amounts accumulated in the hedge reserve are reclassified to profit or loss when the hedged item affects earnings or included in the cost of a non-financial asset or liability when applicable. We discontinue hedge accounting prospectively when the hedging relationship no longer qualifies, and any remaining balance in the hedge reserve is reclassified according to the expected outcome of the forecast transaction.

IFRS 18, PRESENTATION AND DISCLOSURE IN FINANCIAL STATEMENTS

In April 2024, the IASB issued a new IFRS 18 “Presentation and Disclosure in Financial Statements” replacing IAS 1. The new guidance is expected to improve the usefulness of information presented and disclosed in the financial statements of companies. IFRS 18 introduces the following key changes:

●	IFRS 18 introduces a defined structure for the statement of income (loss) composed of operating, investing, financing categories with defined subtotals, such as operating earnings (loss), earnings (loss) before financing and income taxes and net earnings (loss) for the year. The new guidance also requires disclosure of expenses in the operating category by nature, function or a mix of both on the face of the statement of income (loss).
●	Disclosures on management defined performance measures (“MPMs”) - IFRS 18 requires companies to disclose definitions of company-specific MPMs that are related to the statement of income (loss) and provide reconciliations between the MPMs and the most similar specified subtotals within the statement of income (loss) in a single note.
●	Aggregation and disaggregation (impacting all primary financial statements and notes) - IFRS 18 sets out enhanced guidance on the principles of how items should be aggregated based on shared characteristics. The changes are expected to provide more detailed and useful information to investors.

IFRS 18 is effective for annual reporting periods beginning on or after January 1, 2027, with early adoption permitted.

We are currently assessing the impact of this new IFRS accounting standard on our consolidated financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

XV.CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements are presented in our audited financial statements for the year ended December 31, 2025.

During the year, we made additional accounting judgements and estimates as follows.

SIGNIFICANT NEW ACCOUNTING JUDGEMENTS

BUSINESS COMBINATION ASSESSMENT

Management exercised judgement in determining that the acquisition of Musselwhite Mine met the definition of a business under IFRS 3 «Business Combinations», which resulted in the recognition of identifiable assets acquired and liabilities assumed.

CLASSIFICATION OF THE GOLD PREPAY ARRANGEMENT:

In connection with the acquisition, the Company entered into a gold prepay arrangement whereby an upfront cash payment was received in exchange for the future delivery of gold ounces. We determined that this arrangement represented a contract liability (in other words, a deferred revenue) under IFRS 15, rather than a financial liability under IFRS 9, based on the contractual obligation to deliver physical gold.

COMPONENTIZATION OF THE CONVERTIBLE NOTES

The Company issued convertible notes as part of the financing for the acquisition. Based on our analysis of the terms of the convertible notes, we determined that the instrument should be separated into four components: (i) a host debt liability measured at amortized cost, (ii) a component of equity for the investor’s conversion feature, (iii) a derivative asset for the Company’s redemption right, and (iv) warrants, which we classified as a financial liability. Judgement was required in identifying and classifying each component under IFRS 9 and IAS 32.

FUNCTIONAL CURRENCY

Judgement was applied in determining the functional currency of Musselwhite Mine in accordance with IAS 21 «The Effects of Changes in Foreign Exchange Rates», based on the currency that most faithfully represents the primary economic environment in which Musselwhite Mine operates.

As a result of the financing components undertaken by the parent entity, we also applied judgement in considering and reassessing the functional currency of the parent entity.

HEDGE ACCOUNTING DESIGNATION

Significant judgment is required in determining whether the forecast Canadian dollar expenditures are highly probable and eligible for hedge accounting, and in assessing whether the designated forward contracts are expected to be highly effective in offsetting changes in the related cash flows.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

KEY SOURCES OF ESTIMATION UNCERTAINTY

FAIR VALUE OF ASSETS ACQUIRED AND LIABILITIES ASSUMED IN A BUSINESS COMBINATION

The acquisition of Musselwhite Mine Ltd required a number of fair value estimates for assets and liabilities, relying on significant assumptions about reserves, production, prices, costs, recoveries, exchange rates, discount rates, and mine life. Inventory, site closure obligations, and deferred tax balances also depended on uncertain estimates of quantities, timing, cash flows, and tax bases. Because these assumptions are inherently uncertain, different inputs could have produced materially different values at acquisition.

FAIR VALUE MEASUREMENT OF FINANCIAL INSTRUMENTS

The valuation of each of the components of the convertible notes, and of the gold prepay arrangement, involved complex models using unobservable (“Level 3”) inputs, including discount rates, share price volatility, expected lives, and estimated costs of capital, and credit spreads. These estimates could change significantly as market conditions change.

FAIR VALUE MEASUREMENT OF DERIVATIVE INSTRUMENTS DESIGNATED AS CASH FLOW HEDGES

The fair value of the currency forward contract derivatives is determined using observable forward exchange rates and discount rates at the reporting date. However, the ultimate amount that will be reclassified from other comprehensive income to inventory or profit or loss is subject to estimation uncertainty, as it will depend on the actual exchange rates and the timing and amount of expenditures at the dates of settlement.

REVENUE RECOGNITION OF THE GOLD PREPAY ARRANGEMENT

The timing and amount of revenue recognized from the gold prepay is based on estimated future delivery schedules, and discount rates used in the computation of the deferred revenue liability.

MINERAL RESERVES AND RESOURCES

Estimates of mineral reserves and resources are incorporated into our life-of-mine models and are subject to periodic updates. These estimates impact future depreciation and the valuation and timing of site closure obligations.

REHABILITATION AND CLOSURE PROVISIONS

Site closure obligations were remeasured as of the acquisition date at fair value. These estimates involve assumptions regarding timing and cost of closure activities, inflation rates, currency rates, and discount rates.

DEFERRED INCOME TAXES

The recognition of deferred tax liabilities on temporary differences was based on estimates of the underlying tax bases of Musselwhite Mine. Our assessments of the recoverability of any deferred tax assets arising from the acquisition were based on our views of future taxable income and will in future consider additional tax planning strategies. These estimates are sensitive to changes in metal prices, production volumes, and changes in Canadian tax laws and rates.

XVI.FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation. See note 26 of the accompanying audited annual consolidated financial statements.

We do not ordinarily acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

As part of or during the Musselwhite acquisition, the Company issued a number of financial instruments. These are detailed in note 13 of the accompanying audited annual consolidated financial statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

XVII.INTERNAL CONTROL OVER FINANCIAL REPORTING

DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that information required to be disclosed in reports filed or submitted by the Company under U.S. and Canadian securities legislation is recorded, processed, summarized, and reported within the time periods specified in those rules. Disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed is accumulated and communicated to management, including the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”), as appropriate, to permit timely decisions regarding required disclosure.

Management, including the CEO and CFO, recognize that any system of disclosure controls and procedures or internal control over financial reporting, no matter how well designed and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. The design of a control system must reflect the fact that there are resource constraints, and management is required to apply judgment in evaluating the benefits of controls relative to their costs.

Because of the inherent limitations in all control systems, such systems cannot provide absolute assurance that all control deficiencies or instances of fraud, if any, within the Company have been prevented or detected. These inherent limitations include the possibility that judgments in decision-making may be faulty, that breakdowns can occur due to human error or mistake, and that controls may be circumvented by individual acts, collusion among two or more persons, or by management override of controls. In addition, the design of any control system is based on assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated objectives under all potential future conditions. Accordingly, misstatements due to error or fraud may occur and not be detected.

Management, including the CEO and CFO, evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures, as defined in the rules of the United States Securities and Exchange Commission and the Canadian Securities Administrators, as at December 31, 2025. Based on this evaluation, the CEO and CFO concluded that the Company’s disclosure controls and procedures were effective as at December 31, 2025.

INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal control over financial reporting (“ICFR”), as defined in National Instrument 52-109 Certification of Disclosure in Issuers’ Annual and Interim Filings in Canada and Rules 13a-15(f) and 15d-15(f) of the Securities Exchange Act of 1934 in the United States. The Company’s ICFR is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS Accounting Standards.

Management conducted an evaluation of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025, using the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). Based on this evaluation, management concluded that the Company’s internal control over financial reporting was effective as at December 31, 2025.

As permitted by applicable SEC guidance for acquired businesses, management excluded Musselwhite Mine Ltd. (“MML”) from the scope of its assessment of the effectiveness of the Company’s internal control over financial reporting as at December 31, 2025. Orla acquired MML during 2025 and, accordingly, management has not included MML in its evaluation of internal control over financial reporting for the year ended December 31, 2025. The Company is continuing to integrate MML into its overall internal control over financial reporting and SOX 404 compliance program. As at and for the year ended December 31, 2025, MML represented on a consolidated basis approximately 30% and 32% of net and total assets, respectively, 69% of revenues, and 185% of net income.

Deloitte LLP, the Company’s independent registered public accounting firm, has issued an integrated audit opinion on the Company’s annual consolidated financial statements and internal control over financial reporting as at December 31, 2025. Their report is included within the Company’s annual consolidated financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

During the period covered by this MD&A, other than changes related to the integration of the Musselwhite Mine into the Company’s internal control framework, there were no changes in the Company’s internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

XVIII.CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ in some material respects from the disclosure requirements of United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources”, “indicated mineral resources”, “measured mineral resources” and “mineral resources” used or referenced in this MD&A are Canadian mineral disclosure terms as defined in accordance with NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) Definition Standards on Mineral Resources & Mineral Reserves adopted by the CIM Council on May 10, 2014 (the “CIM Definition Standards”). The definitions of these terms, and other mining terms and disclosures, differ from the definitions of such terms, if any, for purposes of the SEC’s disclosure rules for domestic United State issuers (the “SEC Rules”), including the requirements of the SEC in Regulation S-K Subpart 1300 under the United States Securities Exchange Act of 1934, as amended (the “Exchange Act”). As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multijurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Rules and provides disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information and other technical information contained herein may not be comparable to similar information disclosed by United States companies subject to the SEC’s reporting and disclosure requirements for domestic United States issuers.

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Due to the uncertainty of measured mineral resources, indicated mineral resources or inferred mineral resources, these mineral resources may never be upgraded to proven mineral reserves and probable mineral reserves. Investors are cautioned not to assume that any part of mineral deposits in these categories will ever be converted into reserves or recovered. In addition, United States investors are cautioned not to assume that any part or all of the Company’s measured mineral resources, indicated mineral resources or inferred mineral resources constitute or will be converted into mineral reserves or are or will be economically or legally mineable.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding: the impact of the pit wall event on the Company’s operations; the Company’s 2026 guidance, including production, expenditures, cash costs, and AISC; proposed exploration plans and the expected results, cost, and timing thereof; statements based on exploration and metallurgical results; the payment and timing of future dividends; timelines for receipt of any required agreements, approvals, or permits, including the timing of permitting, construction, and production at South Railroad; the prospectivity and development of the Company’s projects; mine life extension; mineral resource and reserve growth and updates; the timing of a Pre-Feasibility Study for the Camino Rojo underground project; statements regarding the Company’s review of potential criminal activity involving Camino Rojo; the Company’s expectations regarding liquidity, financial flexibility, and the ability to fund operations and planned expenditures; and the Company’s objectives and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, future price of gold and silver; anticipated costs and the Company’s ability to fund its programs; the Company’s ability to carry on exploration, development, and mining activities; tonnage of ore to be mined and processed; ore grades and recoveries; decommissioning and reclamation estimates; currency exchange rates remaining as estimated; prices for energy inputs, labour, materials, supplies and services remaining as estimated; the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement with Fresnillo plc; that all conditions of the Company’s credit facility will be met; the timing and results of drilling programs; mineral reserve and mineral resource estimates and the assumptions on which they are based; the discovery of mineral resources and mineral reserves on the Company’s mineral properties; that political and legal developments will be consistent with current expectations; the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction, and operation of projects; the timing of cash flows; the costs of operating and exploration expenditures; the Company’s ability to operate in a safe, efficient, and effective manner; the Company’s ability to obtain financing as and when required and on reasonable terms; that the Company’s activities will be in accordance with the Company’s public statements and stated goals; and that there will be no material adverse change or disruptions affecting the Company or its properties.

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties, and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of mineral resources and mineral reserves; risks related to the Company’s indebtedness and gold prepayment; risks related to exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations; tailings risks; reclamation costs; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; loss of, delays in, or failure to get access from surface rights owners; uncertainties related to title to mineral properties; water rights; risks related to natural disasters, terrorist acts, health crises, and other disruptions and dislocations; financing risks and access to additional capital; risks related to guidance estimates and uncertainties inherent in the preparation of preliminary economic assessments, pre-feasibility and feasibility studies; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold and silver; risks related to the Cerro Quema Project; unknown labilities in connection with acquisitions; global financial conditions; uninsured risks; climate change risks; competition from other companies and individuals; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company’s securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; litigation risks; the Company’s ability to identify, complete, and successfully integrate acquisitions; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of Sarbanes–Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company (PFIC) for U.S. federal income tax purposes; information and cyber security; the Company’s significant shareholders; gold industry concentration; shareholder activism; and other risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Annual Information Form, for additional risk factors that could cause results to differ materially from forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR+ at www.sedarplus.ca and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

XIX.RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties, refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company’s business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company’s forward-looking information, which could materially affect the Company’s business, results of operations, financial condition, and Company’s share price.

ESTIMATES OF MINERAL RESOURCES AND MINERAL RESERVES AND PRODUCTION RISKS

The figures for mineral reserves and mineral resources contained in the Company’s public disclosure record are estimates only and no assurance can be given that the anticipated tonnages and grades will be achieved, that the indicated level of recovery will be realized, or that mineral reserves or mineral resources will be mined or processed profitably. The Company cannot give any assurance that such estimates will be achieved. Failure to achieve such estimates could have an adverse impact on the Company’s future cash flows, profitability, results of operations, and financial condition.

Until a deposit is actually mined and processed, the quantity of metal and grades must be considered as estimates only. Actual mineral reserves or mineral resources may not conform to geological, metallurgical, or other expectations, and the volume and grade of ore recovered may differ from estimated levels. There are numerous uncertainties inherent in estimating mineral reserves and mineral resources, including many factors beyond the Company’s control. Such estimation is a subjective process, and the accuracy of any mineral reserve or mineral resource estimate is a function of the quantity and quality of available data and of the assumptions made and judgments used in engineering and geological interpretation. It is inherently impossible to have full knowledge of particular geological structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and mineral resources may have a material adverse effect on the Company’s future cash flows, results of operations, and financial condition.

INDEBTEDNESS AND GOLD PREPAY

As of the date of this MD&A, the Company had indebtedness and delivery obligations under a gold prepayment facility as discussed above in section VIII LIQUIDITY. This indebtedness and the gold prepay obligations will impact the portion of the Company’s cash flow available for other business opportunities by (i) reducing the available cash flow, and (ii) allocating a significant portion of the remaining cash flow to service principal and interest payments. The Company’s ability to meet these obligations will depends on its future performance, which is subject to a variety of risks, including economic, financial, competitive, and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures or produce sufficient gold ounces to meet its obligations under the gold prepayment. If the Company is unable to generate such cash flow or meet its gold delivery obligations, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt, or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness or the gold prepayment will depend on the capital markets and its financial condition at such time. The Company may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the documents required to consummate such indebtedness and gold prepayment require the Company to satisfy various affirmative and negative covenants and financial ratios. These covenants and ratios limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets, engage in certain types of transactions, or pay dividends. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions, or dispositions or acquisitions of assets. Furthermore, a failure to comply with these covenants and ratios would likely result in an event of default under such agreements and may allow the lenders or providers to accelerate the Company’s obligations, which could materially and adversely affect the Company’s business, financial condition, and results of operations, as well as the market price of the Company’s securities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

EXPLORATION, DEVELOPMENT, AND PRODUCTION RISKS

The business of exploring for minerals, development, and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, pit wall failures, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

On July 23, 2025, Camino Rojo experienced an uncontrolled material movement on the temporary north wall within the open pit. Ramp access to the pit remained unaffected but open pit mining operations were temporarily suspended while the Company undertook a geotechnical assessment to support a safe action plan and restart of in-pit mining activities. As a result of the pit wall event, the Company revised its 2025 guidance. See section III – Discussion of Operations – Camino Rojo Operational Update for additional information.

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience, and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by the Company will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

FOREIGN COUNTRY AND POLITICAL RISK

Certain of the Company’s mineral properties are located in Mexico and the United States. The Company is subject to certain risks as a result of conducting foreign operations, including, but not limited to: currency fluctuations; possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights; opposition from environmental or other non-governmental organizations; government regulations relating to the mining industry; renegotiation, cancellation, or forced modification of existing contracts; expropriation or nationalization of property; changes in laws or policies or increasing legal and regulatory requirements including those relating to taxation, royalties, imports, exports, duties, currency, or other claims by government entities, including retroactive claims and/or changes in the administration of laws, policies, and practices; uncertain political and economic environments; war, terrorism, narco-terrorist actions or activities, sabotage, and civil disturbances; delays in obtaining or the inability to obtain or maintain necessary governmental or similar permits or to operate in accordance with such permits or regulatory requirements; currency fluctuations; import and export regulations, including restrictions on the export of gold or other minerals; limitations on the repatriation of earnings; and increased financing costs. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

A significant portion of the Company’s operations are currently conducted in Mexico. Violence in Mexico is well documented and has, over time, been increasing. Conflicts between the drug cartels and violent confrontations with authorities are not uncommon. Other criminal activity, such as kidnapping and extortion, is also an ongoing concern. Many incidents of crime and violence go unreported, and efforts by police and other authorities to reduce criminal activity are challenged by a lack of resources, corruption and the pervasiveness of organized crime. Incidents of criminal activity can affect communities in the vicinity of the Company’s operations. Such incidents may prevent access to the Company’s mines or offices; halt or delay operations and production; result in harm to employees, contractors, visitors, or community members; increase employee absenteeism; create or increase tension in nearby communities; or otherwise adversely affect the Company’s ability to conduct business. Additionally, the Company’s security measures employed in response to criminal activities may give rise to further risks if not carried out consistently with international standards relating to the use of force and respect for human rights. The Company can provide no assurance that criminal activities and related security incidents, in the future, will not have a material adverse effect on its operations.

In addition, on February 20, 2025, the U.S. State Department designated certain criminal organizations as Foreign Terrorist Organizations (FTOs) and Specially Designated Global Terrorists (SDGTs) under applicable US anti-terrorism laws. On the same day, the Government of Canada designated a similar list of organizations as terrorist groups under Canadian criminal law. These designations included a number of cartels operating in Mexico and more specifically in the vicinity of the Company’s operations. The designations, which make it unlawful to provide material support or resources to the designated entities, further expose companies that transact with the designated entities to severe criminal, civil and regulatory consequences. Due to the pervasive presence of these criminal organizations in Mexico – as well as such groups’ use of threats of extortion, violence, or kidnapping – the Company’s policies, internal controls, security, and training may not be sufficient to address the risk of such organizations infiltrating the Company’s operations or third-party organizations, suppliers, vendors or other service providers. Failure to comply with U.S., Canadian or other similar foreign legislation could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations by Canadian, U.S., or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations. As a result, the Company faces a significant risk of liability from its operations in Mexico given the pervasive presence of the cartels in the region in which it operates.

As previously disclosed, the Company is reviewing potential criminal activity at its Camino Rojo mine in Mexico. The Company has voluntarily notified the Office of the Attorney General in Mexico, the Royal Canadian Mounted Police in Canada and the Department of Justice in the United States and is cooperating with these authorities. For additional information, see section IV – Discussion of Operations – B. Camino Rojo, Mexico – Regulatory Matters.

The introduction of new tax laws, regulations, or rules, or changes to, or differing interpretation of, or application of, existing tax laws, regulations, or rules in any of the countries in which the Company currently conducts business or in the future may conduct business, could result in an increase in taxes, or other governmental charges, duties, or impositions. No assurance can be given that new tax laws, rules, or regulations will not be enacted or that existing tax laws will not be changed, interpreted, or applied in a manner that could result in the Company being subject to additional taxation or that could otherwise have a material adverse effect on the Company.

New rules and regulations, or amendments to current laws and regulations governing the operations and activities of the Company or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

The Company does not carry political risk insurance.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

PERMITS AND LICENSES

The Company’s operations in each of the jurisdictions in which it operates are subject to receiving and maintaining permits (including environmental permits) from appropriate governmental authorities. Furthermore, prior to any development on any of its properties, the Company must receive permits from appropriate governmental authorities. The Company can provide no assurance that necessary permits will be obtained, that previously issued permits will not be suspended for a variety of reasons, including through government or court action, or that delays will not occur in connection with obtaining all necessary permits, renewals of permits for existing operations, or additional permits for any possible future changes to operations, or additional permits associated with new legislation. In addition, the timing of permits is uncertain and processing times may be negatively affected by unforeseen circumstances. The Company can provide no assurance that it will continue to hold or obtain, if required to, all permits necessary to develop or continue operating at any particular site, which would materially adversely affect its operations.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. New rules and regulations, or amendments to current laws and regulations or more stringent implementation thereof could have a material adverse effect on the Company’s business, financial condition, and results of operations.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that new regulations, laws, and permits, or future changes in environmental regulations, laws, and permits, or more stringent implementation thereof will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

SURFACE RIGHTS

There are four ejido communities in the vicinity of the main area of drilling at the Camino Rojo Project and other ejido lands cover most of the rest of the property. The lands that are used by the Company for the open pit mine and heap leach facility are subject to an expropriation agreement between the Company and the Ejido San Tiburcio. Currently, the Company has the legal possession of such lands until 2043. For exploration activities, the Company enters into temporary occupation agreements with the ejido communities, which allow the Company to use the surface of the lands for its mining activities for a set period of time. In Mexico, mining rights that are covered under a concession do not include direct ownership or possession rights over the surface, or surface access, and at any particular time the Company may be involved in negotiations with various ejido communities to enter into new temporary occupation agreements or other surface access agreements or amend existing agreements. Failure to reach new agreements or disputes regarding existing agreements may cause, blockades, suspension of operations, delays to projects, and, on occasion, may lead to legal disputes. Any such failure to reach new agreements or disputes regarding existing agreements may have a material adverse effect on the Company’s business.

Access to the Company’s South Railroad Project and certain mineral properties at the project are or will be governed by surface use agreements or other forms of access rights or agreements such as easements and rights-of-way. Failure to meet or otherwise satisfy required contractual obligations and make payments with respect to such agreements and rights or to otherwise obtain such agreements or rights may result in loss of access to the project or to certain mineral properties.

TITLE MATTERS

The acquisition of title to mineral tenures in Mexico, the United States and Canada is a detailed and time-consuming process. The Company cannot guarantee title to its mineral tenures and can provide no assurances that there are no title defects affecting its properties. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered liens, agreements, transfers or claims, and title may be affected by, among other things, undetected encumbrances or defects or governmental actions. Title to the Company’s properties may also be affected by undisclosed and undetected defects. If any claim or challenge is made regarding title, the Company may be subject to monetary claims or be unable to develop properties as permitted or to enforce its rights with respect to its properties.

The Musselwhite Mine claims, tenures, leases, titles, and other real property may be subject to the rights or the asserted rights of various community stakeholders, including First Nations and other Indigenous peoples. The presence of community stakeholders may impact the Company’s ability to develop or operate the Musselwhite Mine or to engage in other related activities. Accordingly, the Musselwhite Mine is subject to the risk that one or more groups may oppose the continued operation, further development, or new development or exploration of the Musselwhite Mine. Such opposition may be directed through legal or administrative proceedings, or through protests or other campaigns against the Company’s activities at the Musselwhite Mine.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

The Company has assumed certain liabilities and risks as part of its acquisitions, including Musselwhite. There may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing due diligence investigations in connection with such acquisitions or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

GLOBAL FINANCIAL CONDITIONS

Global financial and political instability, including hostilities and military activity in various parts of the world, oil embargoes, trade sanctions, trade tariffs, credit risk, and high market volatility, continue to drive uncertainty and commodity price fluctuations. These external factors may impact demand for metals like gold and silver, credit availability, investor confidence, inflation, energy costs, tax rates, employment, interest rates, and overall financial market liquidity, all of which could adversely affect the Company’s operations and business conditions. These factors may also impact the ability of the Company to obtain equity or debt financing in the future and, if obtained, on terms favourable to the Company. Increased levels of volatility and market turmoil can adversely impact the Company’s operations and the price of the Common Shares could be adversely affected.

In particular, the imposition of protectionist or retaliatory trade tariffs by countries may impact our ability to import materials needed to conduct our operations, construct our projects, or to export our products at prices that are economically feasible. On February 1, 2025, the President of the United States signed an executive order which introduced tariffs on imports from countries, including Canada and Mexico. In response, a number of foreign governments announced retaliatory tariffs on imports from the United States. Subsequently, certain of these tariffs have been delayed, lifted, adjusted, or reimposed, creating substantial uncertainty as to whether tariffs will be applied and, if so, the rates that will apply.

The Company believes its revenues will be largely unaffected by the tariffs as it has flexibility where its gold production is refined. The Company is reviewing its exposure to the potential tariffs and is considering alternatives to inputs sourced from suppliers that may be subject to tariffs. Labour, contractors, and energy are locally sourced and are not expected to be directly affected. The Company continues to monitor developments and will take steps to limit the impact of such tariffs as appropriate.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and twelve months ended December 31, 2025	United States dollars unless otherwise stated

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

The Company is subject to various anti-corruption laws and regulations including, but not limited to, the Canadian Corruption of Foreign Public Officials Act, the US Foreign Corrupt Practices Act, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. In recent years, there has been a general increase in both the frequency of enforcement and the severity of penalties under such laws, resulting in greater scrutiny and punishment to companies convicted of violating anti-corruption and anti-bribery laws. Furthermore, a company may be found liable for violations by not only its employees, but also by its contractors and third-party agents.

The Company’s Camino Rojo Project is located in Mexico and the Cerro Quema Project is located in Panama, both of which countries which are perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti-corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian, American, or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

As a consequence of these legal and regulatory requirements, the Company has instituted policies with regard to anti-corruption and anti-bribery, as well as business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anti-corruption laws and regulations.